UNITED STATES
             SECURITIES AND EXCHANGE
             COMMISSION
                       Washington, D.C. 20549

                       Schedule 13D

        Under the Securities and Exchange Act of 1934

            (Amendment No. 2                    )





Name of Issuer: Delphi Financial Group Inc.

Title of Class of Securities: CL A

Cusip Number: 247131105

Name, Address and Telephone Number of Person authorized
to receive notices and communications:   Kenneth E.
Leopold, Senior Attorney, c/o Neuberger&Berman, LLC, 605
Third Avenue, NY, NY 10158




Date of Event  which requires Filing  of this statement:
March 13, 1997




If the filing person has previously filed a statement on
schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
Note: Six copies of this statement , including all exhibits, should be filed with the Commission. See Rule
13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13 D

CUSIP NO.  247131105

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Marvin Schwartz
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.
5.Check Box if disclosure of legal proceedings is
required
pursuant to items 2(d) or 2(e)
6. Citizenship or place of organization
     U.S.A.
7. Sole Voting Power
     349,656

8.Shared voting power
     0

9.Sole dispositive power
     349,656

10. Shared dispositive power
     46,184

11. Aggregate amount beneficially owned by each
reporting person
     395,840
12.Check box if the aggregate amount in row 11 excludes certain shares*

13. Percent of class represented by amount in row 11.
     3.24%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the
"Shares") of Delphi Financial Group Inc. (the
"Company"). The Address of the principal executive offices of the company is 1105 N. Market Street, Ste
1230, Wilmington, DE 19899.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin Schwartz

B) The business address of Marvin Schwartz is: c/o
Neuberger&Berman, LLC, 605 Third Avenue, New York, New
York 10158-3698.

C) Marvin Schwartz is a Principal of Neuberger &
Berman, LLC ("N&B"), a limited liability company organized under the laws of the State of Delaware. N&B is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Principal of N&B. The shares are held individually by Mr. Schwartz and others. The firm of N&B has no voting or dispositive power regarding these shares.

D) During the last five years Marvin Schwartz has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors).

E) During the last five years Marvin Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Marvin Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Marvin Schwartz now owns 219,708 Shares for his personal account.

In addition, Marvin Schwartz now beneficially owns
176,132 shares as follows:

129,948 shares owned by the N&B Profit Sharing Trust
(the "Plan"). Such shares are held in a securities account in the name of the plan with N&B and are held in street name. Marvin Schwartz has sole dispositive power and voting power with respect to such shares.


46,184 shares are held in street name as a part of several accounts for the benefit of Marvin Schwartz's family. Marvin Schwartz is a beneficial owner of these 46,184 shares based on his discretionary and shared disposistive power over these accounts.


ITEM 4 Purpose of Transaction

Marvin Schwartz purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.


ITEM 5 Interest in Securities of the Issuer

A) Marvin Schwartz is the beneficial owner of 395,840 shares which represents 3.24% of the 12,235,940 shares outstanding.

B) Marvin Schwartz has the sole power to dispose of 349,656 shares and has shared dispositive power with regard to 46,184 shares. Marvin Schwartz has sole voting power with regard to 349,656 shares and has shared voting power with regard to 0 shares.


C) During the 60 days surrounding the event triggering this filing. Marvin Schwartz effected 5 open market transactions in the shares. The trade dates and prices are noted below:


Trade Date  B/S   Shares  Price
03/03/97     S    38,100  34.125
03/04/97     S    48,000  34.125
03/04/97     S     3,000  33.875
03/05/97     S    22,000  34.125
03/13/97     S    22,000  35.75


ITEM 6 Contracts, Agreements, Understandings or
Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings

of any kind between Marvin Schwartz and any other

person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.












Dated:___________                  ___________________
                                   Marvin Schwartz